Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30, 2004
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$35,030	$196,162	$361,698	$67,140	$500,952	$327,726
Interest expense (a)	81,052	86,256	98,321	111,280	147,817	75,672
(Gain)/loss on investment in equity investees	—	—	—	—	409	(1,017)
Amortization of capitalized interest	1,047	1,226	1,784	1,804	2,519	1,908
Bond discount amortization (c)	—	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254	2,390

Earnings	$120,467	$287,313	$465,825	$185,186	$655,951	$406,679

FIXED CHARGES:
Interest expense	$81,052	$86,256	$98,321	$111,280	$147,817	$75,672
Capitalized interest	3,356	2,452	4,719	4,976	13,041	12,660
Bond discount amortization (c)	—	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254	2,390

Fixed Charges	$87,746	$92,377	$107,062	$121,218	$165,112	$90,722

Preferred Stock Dividends
Preferred Dividend Requirements	$16,711	$8,484	$2,050	$10,117	$22,469	$19,512
Ratio of income before provision for taxes to net income (b)	1.05	N/A	1.66	1.67	1.61	1.56

Subtotal – Preferred Dividends	$17,597	$8,484	$3,411	$16,861	$36,240	$30,439

Combined Fixed Charges and Preferred Dividends	$105,343	$100,861	$110,473	$138,079	$201,352	$121,161

Ratio of Earnings to Fixed Charges	1.4	3.1	4.4	1.5	4.0	4.5
Insufficient coverage	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.1	2.8	4.2	1.3	3.3	3.4
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.
(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.
(c)	Amortization of bond discount is excluded since it is included in interest expense.